UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated June 30, 2013 announcing that the Company has issued 655,552 ordinary shares under its market equity distribution program during the month of June 2013.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-185193), declared effective by the Securities and Exchange Commission on February 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: July 1, 2013	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO - Increase in share capital

Reference is made to the announcement by Frontline Ltd. ("Frontline" or the "Company") of the Company's entry into an at the market equity distribution program on June 6, 2013.

Frontline has issued 655,552 new ordinary shares under that program during the month of June 2013. Following such issuance, Frontline has an issued share capital of USD 78,514,054 divided into 78,514,054 ordinary shares.

June 30, 2013
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00